EXHIBIT 8

TERMINATION OF STOCK PURCHASE AGREEMENT

THIS TERMINATION OF STOCK PURCHASE AGREEMENT, dated as of June 7, 2013 (“Termination”), relates to that certain Stock Purchase Agreement (the “Agreement”) dated as of May 21, 2013, by and among (i) Ms. Siu Ling Chan, a Hong Kong resident (Hong Kong identity card no. P725946(1)) (“Ms. Chan”), Mr. Tung Lam, a Hong Kong resident (Hong Kong identity card no. P665194(5)) and husband of Ms. Chan (“Mr. Lam”), and (ii) Shanghai RAAS Blood Products Co., Ltd. (“RAAS”), a company incorporated under the law of People’s Republic of China (“PRC”). All capitalized terms used in this Termination are defined as set forth in the Agreement unless expressly defined herein.

Recitals

A.     Ms. Chan, Mr. Lam and RAAS entered into the Agreement pursuant to which Ms. Chan agreed to sell to RAAS, and RAAS agreed to purchase from Ms. Chan, at the Closing, 2,657,660 shares of common stock (the “Shares”) of China Biologic Products, Inc. (the “Company”), a company established under the laws of the State of Delaware with its principal office located at 18th Floor, Jialong International Building, 19 Chaoyang Park Road, Chaoyang District, Beijing 100125, PRC.

B.      The Shares represented approximately 9.90% of the issued and outstanding share capital of the Company as of April 30, 2013, based on a total of 26,845,101 outstanding Common Shares of the Company, as of such date as disclosed in the latest Company Commission Reports.

C.      The Closing of the transactions contemplated in the Agreement is subject to certain closing conditions as set forth in Sections 5 and 6 of the Agreement, including, among other conditions, the Company has not taken any action or indicated its intention to prevent or delay the consummation of the transactions contemplated in the Agreement including amending or interpreting the current stockholder rights plan of the Company (the “Rights Plan”) in a way adverse to RAAS or the transactions contemplated by the Agreement.

D.      Pursuant to Section 1(d)(iii) of the Agreement, the transfer of the Shares will not occur until after, among other things, Ms. Chan delivers to RAAS (or its designee) a duly executed letter from the Company, in such form as required by the transfer agent, authorizing the transfer agent to complete the transfer of the Shares to RAAS.

E.      On May 24, 2013, the Company (i) issued a press release that it reserved the right to take any necessary and appropriate actions, including but not limited to implementing the Rights Plan to block the transactions contemplated in the Agreement, and (ii) delivered a letter to RAAS and Mr. Lam requesting that the parties to the Agreement terminate the Agreement and make related public announcements and stating that the board of directors of the Company plans to implement the Rights Plan if the parties do not terminate the Agreement.

F.      On May 28, 2013, the Company issued another press release and a letter to RAAS reaffirming its position stated in the May 24, 2013 press release and letter and requesting RAAS to terminate the transactions contemplated in the Agreement.

G.      On May 31, 2013, the Company issued a press release and filed a Form 8-K announcing that, among other things, the board of directors of the Company had determined that RAAS became an Acquiring Person as defined in the Rights Plan on May 22, 2013 and decided to postpone the Distribution Date as defined under the Rights Plan until such time as the board in its sole discretion determined otherwise.

H.      On June 7, 2013, given that the board of directors of the Company had determined that RAAS became an Acquiring Person as defined in the Rights Plan on May 22, 2013, after giving considerations to various factors and matters, the shareholders of RAAS did not approve the Agreement at the shareholders’ meeting of RAAS.

NOW THEREFORE, in consideration of the mutual promises herein contained, it is agreed as follows:

1.       Termination. The Agreement is hereby terminated pursuant to Section 9(m)(i) of the Agreement. Upon the execution of this Termination, the Agreement shall be deemed to be terminated effective as of the date of the execution of the Agreement. The Agreement shall have no force or effect from the date of its execution except as set forth in Section 3 hereof.

2.       Release. The parties shall have no further liabilities or obligations to each other in connection with the Agreement.

3.       Survival. Notwithstanding anything to the contrary herein or in the Agreement, only Section 9 (except for Sections 9(k), (l) and (m), which shall not survive this Termination) of the Agreement shall survive this Termination.

4.       Confidentiality; Public Announcements.

a. Each party hereto agrees to keep any oral or written information received from any other party hereto with respect to such other party, the Agreement, this Termination or the terms hereof and thereof confidential, and will not disclose any foregoing information to any third party without prior written consent of the other parties, except as legally required or to any representative or affiliate who is bound by a similar obligation of confidentiality.

b.       The parties hereto acknowledge that each party may be required to make public disclosure or filings with respect to this Termination by applicable law, regulations and stock exchange rules, which disclosure or filings may need to contain as an exhibit thereto a copy of this Termination, and nothing contained in Section 4(a) is intended to limit or restrict such ability to make such disclosure or filings or any amendments thereto, provided that the disclosing party shall provide the other party with a reasonable opportunity to review and comment on such disclosure or filings, or any amendments thereto, prior to the disclosure or filings of the same (provided that the other party shall respond promptly so that the disclosing party may make such disclosure and filings timely).

5.       Entire Agreements.  This Termination supersedes all other prior oral or written agreements between the parties hereto, their affiliates and persons acting on their behalf with respect to the matters discussed herein, and this Termination contains the entire understanding of the parties hereto with respect to the matters covered herein.

6.       Counterparts. This Termination may be executed in counterparts and delivered by email or facsimile, which shall together constitute an original.

7.       Language. This Termination is made and executed in both English and Chinese. Each of the English and Chinese versions of this Termination shall have equal validity and legal effect. In the event that there is any discrepancy between the English and Chinese versions of this Termination, the Chinese version shall prevail.

[Signature Page Follows]

IN WITNESS WHEREOF, RAAS, Ms. Chan and Mr. Lam have caused this Termination of Stock Purchase Agreement to be duly executed as of the date first written above.

MS. Siu Ling CHAN:	MR. Tung LAM:

/s/ Siu Ling Chan	/s/ Tung Lam
Siu Ling Chan	Tung Lam

Shanghai RAAS Blood Products Co., Ltd.

By:	/s/ Yuewen Zheng
Name:	Yuewen Zheng
Tilte:	Chairman of the Board